UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. **)*

ENTERPRISE PRODUCTS PARTNERS L.P.

(Name of Issuer)

Common Units

(Title of Class of Securities)

293792-10-7

(CUSIP Number)

Richard H. Bachmann

1100 Louisiana Street, 10th Floor

Houston, Texas 77002

(713) 381-6500

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 15, 2022

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report this acquisition that is the subject of this Schedule 13D, and is filing this Schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box:  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

**	This Schedule 13D includes amendments to prior Schedule 13Ds made by reporting persons as further explained in Item 1.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

SCHEDULE 13D

CUSIP No. 293792-10-7

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Randa Duncan Williams
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 385,127
	8	SHARED VOTING POWER 702,001,991
	9	SOLE DISPOSITIVE POWER 385,127
	10	SHARED DISPOSITIVE POWER 702,001,991

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 702,387,118
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐ N/A
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 32.2%
14	TYPE OF REPORTING PERSON IN

SCHEDULE 13D

CUSIP No. 293792-10-7

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) The Voting Trustees of the Dan Duncan LLC Voting Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐ N/A
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON IN

SCHEDULE 13D

CUSIP No. 293792-10-7

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) The Voting Trustees of the EPCO, Inc. Voting Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 679,865,303
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 679,865,303

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 679,865,303
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐ N/A
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 31.2%
14	TYPE OF REPORTING PERSON IN

SCHEDULE 13D

CUSIP No. 293792-10-7

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) EPCO Holdings, Inc. 20-2936507
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO, BK
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 597,110,600
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 597,110,600

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 597,110,600
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐ N/A
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 27.4%
14	TYPE OF REPORTING PERSON CO

SCHEDULE 13D

CUSIP No. 293792-10-7

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Enterprise Products Company (formerly EPCO, Inc.) 74-1675622
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 679,865,303
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 679,865,303

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 679,865,303
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐ N/A
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 31.2%
14	TYPE OF REPORTING PERSON CO

SCHEDULE 13D

CUSIP No. 293792-10-7

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Dan Duncan LLC 76-0516773
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐ N/A
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON OO - limited liability company

Item 1. Security and Issuer.

This Schedule 13D relates to the common units (the “Common Units”) representing limited partner interests in Enterprise Products Partners L.P., a Delaware limited partnership (the “Issuer” or “EPD”), whose principal offices are located at 1100 Louisiana Street, 10th Floor, Houston, Texas 77002.

This Schedule 13D represents (i) Amendment No. 23 to the Schedule 13D originally filed by certain reporting persons with the Commission on August 14, 2003, as amended by Amendment No. 1 thereto, filed on September 15, 2003, Amendment No. 2 thereto, filed on December 19, 2003, Amendment No. 3 thereto, filed on June 2, 2004, Amendment No. 4 thereto, filed on August 20, 2004, Amendment No. 5 thereto, filed on April 13, 2005, Amendment No. 6 thereto, filed on February 15, 2007, Amendment No. 7 thereto, filed on February 29, 2008, Amendment No. 8 thereto, filed on April 29, 2009, Amendment No. 9 thereto, filed on June 30, 2009, Amendment No. 10 thereto, filed on September 10, 2009, Amendment No. 11 thereto, filed on November 5, 2009, Amendment No. 12 thereto, filed on May 19, 2010, Amendment No. 13 thereto, filed on September 15, 2010, Amendment No. 14 thereto, filed on December 2, 2010, Amendment No. 15 thereto, filed on January 18, 2011, Amendment No. 16 thereto, filed on September 15, 2011, Amendment No. 17 thereto, filed on August 16, 2013, Amendment No. 18 thereto, filed on March 19, 2015, Amendment No. 19 thereto, filed on June 24, 2016, Amendment No. 20 thereto, filed on March 20, 2018, Amendment No. 21 thereto, filed on April 17, 2020, and Amendment No. 22 thereto, filed on May 21, 2021 (the “Original Schedule 13D”) and (ii) Amendment No. 12 to the Schedule 13D originally filed by other reporting persons with the Commission on April 8, 2010 following the death of Dan L Duncan on March 29, 2010, as amended by Amendment No. 1 thereto, filed on May 19, 2010, Amendment No. 2 thereto, filed on September 15, 2010, Amendment No. 3 thereto, filed on December 2, 2010, Amendment No. 4 thereto, filed on January 18, 2011, Amendment No. 5 thereto, filed on September 15, 2011, Amendment No. 6 thereto, filed on August 16, 2013, Amendment No. 7 thereto, filed on March 19, 2015, Amendment No. 8 thereto, filed on June 24, 2016, Amendment No. 9 thereto, filed on March 20, 2018, Amendment No. 10 thereto, filed on April 17, 2020, and Amendment No. 11 thereto, filed on May 21, 2021 (the “Duncan Trustee Schedule 13D”).

Item 2. Identity and Background.

Item 2 of each of the Original Schedule 13D and the Duncan Trustee Schedule 13D is hereby amended and restated to read in its entirety as follows:

This Schedule 13D is being filed by:

(i)	Randa Duncan Williams, a citizen of the United States of America residing in Houston, Texas (“Ms. Williams”);

(ii)

the voting trustees (the “DD LLC Trustees”) of the Dan Duncan LLC Voting Trust (the “DD LLC Voting Trust”) pursuant to the Dan Duncan LLC Voting Trust Agreement by and among Dan Duncan LLC, Dan L Duncan as the sole member and Dan L Duncan as the initial voting trustee (the “DD LLC Trust Agreement”);

(iii)

the voting trustees (the “EPCO Trustees”) of the Enterprise Products Company Voting Trust (the “EPCO Voting Trust”) pursuant to the Voting Trust Agreement for Class A Common Stock of Enterprise Products Company, by and among (a) EPCO, (b) Richard H. Bachmann, W. Randall Fowler and Randa Duncan Williams, in their capacity as initial voting trustees, and (c) the Shareholders party thereto (the “EPCO Trust Agreement”);

(iv)	EPCO Holdings, Inc., a Delaware corporation (“EPCO Holdings”);

(v)	Enterprise Products Company (formerly EPCO, Inc.), a Texas corporation (“EPCO”); and

(vi)	Dan Duncan LLC, a Texas limited liability company (“DD LLC” and together with Ms. Williams, the DD LLC Trustees, the EPCO Trustees, EPCO Holdings and EPCO, the “Reporting Persons”).

Unless otherwise defined herein, capitalized terms used herein shall have the meanings set forth in the Original Schedule 13D or the Duncan Trustee Schedule 13D, as applicable.

Ms. Williams is a voting trustee of each of the DD LLC Voting Trust and the EPCO Voting Trust. Ms. Williams is currently Chairman and a Director of EPCO and Chairman of the Board and a Director of Enterprise Products Holdings LLC, a Delaware limited liability company and the sole general partner of the Issuer (“EPD GP”). The business address of Ms. Williams is 1100 Louisiana Street, 10th Floor, Houston, Texas 77002.

The DD LLC Trustees are voting trustees that collectively hold record ownership of the sole membership interest in DD LLC, on behalf of EPCO, as the economic owner of the membership interests. The voting trustees under the DD LLC Trust Agreement consist of up to three trustees. The current DD LLC Trustees are: (1) Ms. Williams, a daughter of Dan L Duncan; (2) Mr. Richard H. Bachmann; and (3) Mr. W. Randall Fowler. The DD LLC Trustees collectively obtained record ownership of the sole membership interest in DD LLC on March 29, 2010 as a result of the passing of Dan L Duncan. The DD LLC Trustees serve in such capacity without compensation, but they are entitled to incur reasonable charges and expenses deemed necessary and proper for administering the DD LLC Trust Agreement and to reimbursement and indemnification. The DD LLC Trust Agreement is governed by Texas law. The business address of the DD LLC Trustees is 1100 Louisiana Street, 10th Floor, Houston, Texas 77002.

The EPCO Trustees are voting trustees that collectively hold record ownership of all of the outstanding shares of Class A Common Stock, the only class of capital stock with voting rights (the “Class A Common Stock”), in EPCO, on behalf of family trusts for the benefit of the descendants of Dan L Duncan (the “Duncan Family Trusts”), as the economic owners of such shares. The voting trustees under the EPCO Trust Agreement consist of three voting trustees. The current EPCO Trustees are: (1) Ms. Williams; (2) Mr. Bachmann; and (3) Mr. Fowler. The EPCO Trustees collectively obtained record ownership of a majority of the Class A Common Stock of EPCO on March 29, 2010 as a result of the passing of Dan L Duncan and collectively obtained record ownership of the remaining Class A Common Stock on November 20, 2020 in connection with the execution of a revised voting trust agreement. The EPCO Trustees serve in such capacity without compensation, but they are entitled to incur reasonable charges and expenses deemed necessary and proper for administering the EPCO Trust Agreement and to reimbursement and indemnification. The EPCO Trust Agreement is governed by Texas law. The business address of the EPCO Trustees is 1100 Louisiana Street, 10th Floor, Houston, Texas 77002.

Mr. Bachmann is currently (i) Chief Executive Officer, President and a Director of EPCO, (ii) President, Chief Executive Officer and a Manager of DD LLC and (iii) Vice Chairman of the Board and a Director of EPD GP. Mr. Bachmann is a U.S. citizen.

Mr. Fowler is currently (i) Executive Vice President, Chief Financial Officer and a Director of EPCO, (ii) Executive Vice President, Chief Financial Officer and a Manager of DD LLC and (iii) Co-Chief Executive Officer, Chief Financial Officer and a Director of EPD GP. Mr. Fowler is a U.S. citizen.

EPCO is an entity, a portion of whose capital stock is owned directly by the Duncan Family Trusts. However, EPCO is controlled by the EPCO Trustees, who collectively hold all of the Class A Common Stock of EPCO. EPCO’s principal business is to provide employees and management and administrative services to the Issuer and its general partner. EPCO’s principal business and office address is 1100 Louisiana Street, 10th Floor, Houston, Texas 77002.

EPCO Holdings is a wholly owned subsidiary of EPCO. EPCO Holdings has no independent operations, and its principal function is to act as a financing subsidiary of EPCO. EPCO Holdings’ principal business and office address is 1100 Louisiana Street, 10th Floor, Houston, Texas 77002.

DD LLC is an entity owned economically by EPCO. However, DD LLC is controlled by the DD LLC Trustees through their collective holding of the sole membership interest in DD LLC. DD LLC owns 100% of the membership interests in EPD GP. DD LLC has no independent operations, and its principal function is to hold the membership interests in EPD GP. DD LLC’s principal business and office address is 1100 Louisiana Street, 10th Floor, Houston, Texas 77002.

Appendix A hereto sets forth information with respect to the directors and executive officers of EPCO and EPCO Holdings and the managers and executive officers of DD LLC (collectively, the “Listed Persons”).

During the last five years, no Reporting Person nor, to the best of their knowledge, any Listed Person has been: (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

The subsection titled “Phantom Unit Awards to Ms. Williams” included in Item 3 of each of the Original Schedule 13D and the Duncan Trustee Schedule 13D is hereby amended and restated to read in its entirety as follows:

Phantom Unit Awards to Ms. Williams

As previously disclosed in the Form 4 Statement of Changes in Beneficial Ownership filed on behalf of Ms. Williams on February 21, 2017, effective as of February 16, 2017, Ms. Williams received an award (the “2017 Phantom Unit Award”) of 300,000 phantom units (the “2017 Phantom Units”) pursuant to the 2008 Enterprise Products Long-Term Incentive Plan (Third Amendment and Restatement) (as further amended from time to time, the “2008 Plan”). As previously disclosed in the Form 4 Statement of Changes in Beneficial Ownership filed on behalf of Ms. Williams on February 18, 2021, (i) the 2017 Phantom Units vested on February 16, 2021 and expired upon vesting and settlement thereof in exchange for an equal number of Common Units and (ii) in connection with such vesting, Ms. Williams surrendered 118,050 Common Units in satisfaction of certain tax withholding obligations.

As previously disclosed in the Form 4 Statement of Changes in Beneficial Ownership filed on behalf of Ms. Williams on February 14, 2018, effective as of February 12, 2018, Ms. Williams received an award (the “2018 Phantom Unit Award”) of 335,000 phantom units (the “2018 Phantom Units”) pursuant to the 2008 Plan. As previously disclosed in the Form 4 Statement of Changes in Beneficial Ownership filed on behalf of Ms. Williams on February 18, 2022, (i) the 2018 Phantom Units vested on February 16, 2022 and expired upon vesting and settlement thereof in exchange for an equal number of Common Units and (ii) in connection with such vesting, Ms. Williams surrendered 131,823 Common Units in satisfaction of certain tax withholding obligations.

As previously disclosed in the Form 4 Statement of Changes in Beneficial Ownership filed on behalf of Ms. Williams on February 13, 2019, effective as of February 11, 2019, Ms. Williams received an award (the “2019 Phantom Unit Award”) of 370,000 phantom units (the “2019 Phantom Units”) pursuant to the 2008 Plan. The 2019 Phantom Units vest on February 16, 2023 and will expire upon vesting and settlement thereof in exchange for an equal number of Common Units.

As previously disclosed in the Form 4 Statement of Changes in Beneficial Ownership filed on behalf of Ms. Williams on February 10, 2020, effective as of February 6, 2020, Ms. Williams received an award (the “2020 Phantom Unit Award”) of 400,000 phantom units (the “2020 Phantom Units”) pursuant to the 2008 Plan. The 2020 Phantom Units vest on February 16, 2024 and will expire upon vesting and settlement thereof in exchange for an equal number of Common Units.

As previously disclosed in the Form 4 Statement of Changes in Beneficial Ownership filed on behalf of Ms. Williams on February 8, 2021, effective as of February 4, 2021, Ms. Williams received an award (the “2021 Phantom Unit Award” and together with the 2017 Phantom Unit Award, the 2018 Phantom Unit Award, the 2019 Phantom Unit Award and the 2020 Phantom Unit Award, the “Phantom Unit Awards”) of 450,000 phantom units (the “2021 Phantom Units”) pursuant to the 2008 Plan. The 2021 Phantom Units vest on February 16, 2025 and will expire upon vesting and settlement thereof in exchange for an equal number of Common Units.

As previously disclosed in the Form 4 Statement of Changes in Beneficial Ownership filed on behalf of Ms. Williams on February 9, 2022, effective as of February 8, 2022, Ms. Williams received an award (the “2022 Phantom Unit Award” and together with the 2017 Phantom Unit Award, the 2018 Phantom Unit Award, the 2019 Phantom Unit Award, the 2020 Phantom Unit Award and the 2021 Phantom Unit Award, the “Phantom Unit Awards”) of 482,000 phantom units (the “2022 Phantom Units”) pursuant to the 2008 Plan. The 2022 Phantom Units vest on February 16, 2026 and will expire upon vesting and settlement thereof in exchange for an equal number of Common Units.

The subsection titled “DRIP Unit Purchases” included in Item 3 of each of the Original Schedule 13D and the Duncan Trustee Schedule 13D is hereby amended to add the following paragraphs:

Between August 2021 and May 2022, affiliates of Ms. Williams’ spouse, namely Alkek and Williams, Ltd. (“Alkek”) and Chaswil, Ltd. (“Chaswil”), acquired aggregates of 36,193 and 6,023 Common Units, respectively, pursuant to the DRIP at prices of between $22.60 and $25.92 per Common Unit.

The source of the funds used for each of these purchases (collectively, the “2021-2022 DRIP Unit Purchases”) was the quarterly cash distributions paid by the Issuer to Alkek or Chaswil (as applicable) with respect to the Common Units held by such Common Unit holder.

Item 3 of each of the Original Schedule 13D and the Duncan Trustee Schedule 13D is hereby amended to add the paragraphs below:

Dissolution and Liquidation of EPD PubCo II and EPD PrivCo I

Effective as of June 22, 2021, EPD PubCo II was dissolved and its assets were liquidated in accordance with the terms of its partnership agreement (the “EPD PubCo II Liquidation”). In connection with the EPD PubCo II Liquidation, of the 2,834,198 Common Units previously held directly by EPD PubCo II: (i) 226,161 Common Units were distributed to the Class B limited partners of EPD PubCo II, and (ii) 2,608,037 Common Units were distributed to EPCO Holdings, as the Class A limited partner of EPD PubCo II.

Effective as of June 22, 2021, EPD PrivCo I was dissolved and its assets were liquidated in accordance with the terms of its partnership agreement (the “EPD PrivCo I Liquidation”). In connection with the EPD PrivCo I Liquidation, of the 1,111,438 Common Units previously held directly by EPD PrivCo I: (i) 88,690 Common Units were distributed to the Class B limited partners of EPD PrivCo I, and (ii) 1,022,748 Common Units were distributed to EPCO Holdings, as the Class A limited partner of EPD PrivCo I.

Item 4. Purpose of the Transaction.

Item 4 of each of the Original Schedule 13D and the Duncan Trustee Schedule 13D is hereby amended to add the paragraphs below:

The information set forth under Item 3 is incorporated into this Item 4 by reference. The purpose of the Phantom Unit Awards is to promote the interests of EPCO, the Issuer, and EPD GP by providing Ms. Williams (as a key EPCO employee) with incentive compensation awards to encourage superior performance. The purpose of the 2021-2022 DRIP Unit Purchases by Alkek and Chaswil is to hold the purchased securities for investment purposes. The purpose of each of the EPD PubCo II Liquidation and the EPD PrivCo I Liquidation is to distribute the Common Units previously held by each such Employee Partnership in accordance with the terms of its partnership agreement.

Other than described above, none of the Reporting Persons has any plans or proposals of the type referred to in clauses (a) through (j) of Item 4 of Schedule 13D, although they reserve the right to formulate such plans or proposals in the future.

Item 5. Interests in Securities of the Issuer.

Item 5 of each of the Original Schedule 13D and the Duncan Trustee Schedule 13D is hereby amended and restated in its entirety as follows:

(a) and (b) As set forth herein, Randa Duncan Williams may be deemed to have beneficial ownership of an aggregate of 702,387,118 Common Units, representing approximately 32.2% of the outstanding Common Units, including Common Units deemed beneficially owned through her indirect influence as one of three voting trustees controlling EPCO. Ms. Williams has sole voting and dispositive power over the 385,127 Common Units that she holds directly and has shared voting and dispositive power over another 702,001,991 Common Units, consisting of (i) the 679,865,303 Common Units beneficially owned by EPCO, by virtue of her status as one of the EPCO Trustees, (ii) 5,385,106 Common Units owned directly by family trusts of which Ms. Williams and/or members of Ms. Williams’ immediate family are named beneficiaries, (iii) 16,155,319 Common Units owned directly by additional family trusts for which Ms. Williams serves as a director of an entity trustee, (iv) 499,935 Common Units owned directly by Alkek, (v) 9,090 Common Units owned by Ms. Williams’ spouse, (vi) 4,040 Common Units held jointly by Ms. Williams and her spouse and (vii) 83,198 Common Units owned directly by Chaswil. Ms. Williams disclaims beneficial ownership of the Common Units beneficially owned by the EPCO Trustees, the family trusts, Alkek and Chaswil, as described above, except to the extent of her voting and dispositive interests in such Common Units.

As set forth herein, the EPCO Trustees have shared voting and dispositive power over the 679,865,303 Common Units beneficially owned by EPCO, representing approximately 31.2% of the outstanding Common Units. The Common Units beneficially owned by EPCO include: (i) 74,754,703 Common Units owned directly by EPCO; (ii) 597,110,600 Common Units owned directly by EPCO Holdings; (iii) 6,400,000 Common Units owned directly by EPD IV and (iv) 1,600,000 Common Units owned directly by EPCO II. EPCO Holdings is a wholly owned subsidiary of EPCO. EPCO serves as the general partner of each of EPD IV and EPCO II. Except as set forth in the EPCO Trust Agreement, voting with respect to Class A Common Stock by the EPCO Trustees is by majority vote.

DD LLC directly owns 100% of the membership interests in EPD GP.

EPCO Holdings holds directly 597,110,600 Common Units. As set forth herein, EPCO Holdings has shared voting and dispositive power over the 597,110,600 Common Units owned directly by it.

As set forth herein, EPCO directly owns 74,754,703 Common Units and has shared voting and dispositive power over the 597,110,600 Common Units owned directly by EPCO Holdings. EPCO Holdings is a wholly owned subsidiary of EPCO. EPCO also serves as the general partner of each of the Employee Partnerships and therefore has shared voting and dispositive power over (i) the 6,400,000 Common Units owned directly by EPD IV and (ii) the 1,600,000 Common Units owned directly by EPCO II.

The aforementioned ownership amounts of Common Units by the Reporting Persons are as of May 15, 2022, our most recent practicable date for this filing on Schedule 13D. The percentage ownership amounts are based on the 2,180,453,144 Common Units outstanding as of April 30, 2022 based on information provided by the Issuer.

(c) Except as otherwise set forth herein or below, none of the Reporting Persons has effected any transactions in Common Units in the past 60 days.

(d) No person other than as set forth in the response to this Item 5 has the right to receive or the power to direct the receipt of distributions or dividends from, or the proceeds from the transfer of, the Common Units beneficially owned by the Reporting Persons.

(e) Not applicable.

Item 6. Contracts, Arrangements; Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of each of the Original Schedule 13D and the Duncan Trustee Schedule 13D is hereby amended and supplemented by adding the following thereto:

2021 EPCO Holdings Credit Agreement Transaction

On September 7, 2021, the Second Amended and Restated EPCO Holdings Credit Agreement was further amended, restated and replaced by that certain Third Amended and Restated Credit Agreement, dated as of September 7, 2021, by and among EPCO Holdings, as borrower, the lenders party thereto, and Citibank, N.A., as administrative agent (the “Third Amended and Restated EPCO Holdings Credit Agreement”). The Second Amended and Restated EPCO Holdings Credit Agreement was terminated upon the execution of the Third Amended and Restated EPCO Holdings Credit Agreement.

Also effective as of September 7, 2021, the Second Amended and Restated Pledge Agreement was further amended, restated and replaced by that certain Third Amended and Restated Pledge and Security Agreement, dated as of September 7, 2021, by and between EPCO Holdings, as pledgor, and Citibank, N.A., as administrative agent, as secured party (the “Third Amended and Restated Pledge Agreement”), pursuant to which EPCO Holdings pledged 48,000,000 Common Units as collateral to secure EPCO Holdings’ obligations under the Third Amended and Restated EPCO Holdings Credit Agreement. The Second Amended and Restated Pledge Agreement was terminated upon the execution of the Third Amended and Restated Pledge Agreement.

The foregoing descriptions of the Third Amended and Restated EPCO Holdings Credit Agreement and the Third Amended and Restated Pledge Agreement are qualified in their entirety by reference to the full text of such documents, which are attached hereto as Exhibits 99.3 and 99.4, respectively, and incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits.

Item 7 of each of the Original Schedule 13D and the Duncan Trustee Schedule 13D is hereby amended and restated in its entirety as follows:

99.1	Seventh Amended and Restated Agreement of Limited Partnership of Enterprise Products Partners L.P., dated effective as of September 30, 2020 (incorporated by reference to Exhibit 3.1 to the Form 8-K filed by the Issuer on October 1, 2020).

99.2	Eighth Amended and Restated Administrative Services Agreement, dated as of February 13, 2015, by and among Enterprise Products Company, EPCO Holdings, Inc., Enterprise Products Holdings LLC, Enterprise Products Partners L.P., Enterprise Products OLPGP, Inc., Enterprise Products Operating LLC, OTLP GP, LLC and Oiltanking Partners, L.P. (incorporated by reference to Exhibit 10.1 to the Form 8-K filed by the Issuer on February 13, 2015).

99.3#	Third Amended and Restated Credit Agreement dated as of September 7, 2021 by and among EPCO Holdings, Inc., as Borrower, the Lenders party thereto, and Citibank, N.A., as Administrative Agent.

99.4#	Third Amended and Restated Pledge and Security Agreement, dated as of September 7, 2021, by and between EPCO Holdings, Inc., as Pledgor, and Citibank, N.A., as Administrative Agent, as Secured Party.

99.5	First Amended and Restated Agreement of Limited Partnership of EPD PubCo Unit II L.P. dated November 3, 2016 (incorporated by reference to Exhibit 10.18 to Form 10-K filed by the Issuer on February 24, 2017).

99.6	First Amended and Restated Agreement of Limited Partnership of EPD PrivCo Unit I L.P. dated November 3, 2016 (incorporated by reference to Exhibit 10.19 to Form 10-K filed by the Issuer on February 24, 2017).

99.7	Agreement of Limited Partnership of EPD 2018 Unit IV L.P. dated December 3, 2018 (incorporated by reference to Exhibit 10.1 to Form 8-K filed by the Issuer on December 6, 2018).

99.8	Agreement of Limited Partnership of EPCO Unit II L.P. dated December 3, 2018 (incorporated by reference to Exhibit 10.2 to Form 8-K filed by the Issuer on December 6, 2018).

99.9	Amendment No. 2 to First Amended and Restated Agreement of Limited Partnership of EPD PubCo Unit II L.P., dated as of September 30, 2020 (incorporated by reference to Exhibit 10.3 to Form 8-K filed by the Issuer on October 1, 2020).

99.10	Amendment No. 2 to First Amended and Restated Agreement of Limited Partnership of EPD PrivCo Unit I L.P., dated as of September 30, 2020 (incorporated by reference to Exhibit 10.4 to Form 8-K filed by the Issuer on October 1, 2020).

99.11	Joint Filing Agreement among the Reporting Persons dated March 20, 2018 (incorporated by reference to Exhibit 99.25 to the Schedule 13D/A filed by the Reporting Persons on March 20, 2018).

#	Filed herewith.

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

Dated: May 31, 2022	RANDA DUNCAN WILLIAMS

	By:	(1)

Dated: May 31, 2022	The DD LLC TRUSTEES pursuant to the DD LLC Trust Agreement

	The EPCO TRUSTEES pursuant to the EPCO Trust Agreement

	By:	(1)(2)(3)

Dated: May 31, 2022	ENTERPRISE PRODUCTS COMPANY DAN DUNCAN LLC EPCO HOLDINGS, INC.

	By:	(2)

(1)	/s/ Randa Duncan Williams

Randa Duncan Williams, individually and in the capacities set forth below, as applicable for the reporting persons noted above:

Trustee of the DD LLC Trust Agreement; and

Trustee of the EPCO Trust Agreement.

(2)	/s/ Richard H. Bachmann

Richard H. Bachmann, in the capacities set forth below as applicable for the reporting persons noted above:

Trustee of the DD LLC Trust Agreement;

Trustee of the EPCO Trust Agreement; and

President and Chief Executive Officer of Enterprise Products Company, Dan Duncan LLC,

and EPCO Holdings, Inc.

(3)	/s/ W. Randall Fowler

W. Randall Fowler, in the capacities set forth below as applicable for the reporting persons noted above:

Trustee of the DD LLC Trust Agreement; and

Trustee of the EPCO Trust Agreement.

Enterprise Products Partners LP Schedule 13D/A Signature Page

APPENDIX A

INFORMATION CONCERNING THE DIRECTORS AND EXECUTIVE OFFICERS

OF

ENTERPRISE PRODUCTS COMPANY

Directors and Executive Officers of Enterprise Products Company (“EPCO”). Set forth below is the name, position with EPCO and present principal occupation or employment of each director and executive officer of EPCO. The current business address for each of the individuals listed below is 1100 Louisiana Street, 10th Floor, Houston, Texas 77002. Each such person is a citizen of the United States of America.

Name	Position with EPCO, Other Present Principal Occupation

Randa Duncan Williams	Chairman and Director Chairman and Director of each of Enterprise Products Holdings LLC and EPCO Holdings, Inc.; Chairman and Manager Dan Duncan LLC

Richard H. Bachmann

President, Chief Executive Officer and Director

Vice Chairman and Director of Enterprise Products Holdings LLC; President, Chief Executive Officer and Director of EPCO Holdings, Inc.; President, Chief Executive Officer and Manager of Dan Duncan LLC

W. Randall Fowler

Executive Vice President, Chief Financial Officer and Director

Co-Chief Executive Officer, Chief Financial Officer and Director of Enterprise Products Holdings LLC; Executive Vice President, Chief Financial Officer and Director of EPCO Holdings, Inc.; Executive Vice President, Chief Financial Officer and Manager of Dan Duncan LLC

Appendix A - 1

INFORMATION CONCERNING THE DIRECTORS AND EXECUTIVE OFFICERS

OF

EPCO HOLDINGS, INC.

Directors and Executive Officers of EPCO Holdings, Inc. (“EPCO Holdings”). Set forth below is the name, position with EPCO Holdings and present principal occupation or employment of each director and executive officer of EPCO Holdings. The current business address for each of the individuals listed below is 1100 Louisiana Street, 10th Floor, Houston, Texas 77002. Each such person is a citizen of the United States of America.

Name	Position with EPCO Holdings, Other Present Principal Occupation

Randa Duncan Williams	Chairman and Director Chairman and Director of each of Enterprise Products Company and Enterprise Products Holdings LLC; Chairman and Manager of Dan Duncan LLC

Richard H. Bachmann

President, Chief Executive Officer and Director

Vice Chairman and Director of Enterprise Products Holdings LLC; President, Chief Executive Officer and Director of Enterprise Products Company; President, Chief Executive Officer and Manager of Dan Duncan LLC

W. Randall Fowler

Executive Vice President, Chief Financial Officer and Director

Co-Chief Executive Officer, Chief Financial Officer and Director of Enterprise Products Holdings LLC; Executive Vice President, Chief Financial Officer and Director of Enterprise Products Company; Executive Vice President, Chief Financial Officer and Manager of Dan Duncan LLC

Appendix A - 2

INFORMATION CONCERNING THE MANAGERS AND EXECUTIVE OFFICERS

OF

DAN DUNCAN LLC

Managers and Executive Officers of Dan Duncan LLC (“DD LLC”). Set forth below is the name, position with DD LLC and present principal occupation or employment of each manager and executive officer of DD LLC. The current business address for each of the individuals listed below is 1100 Louisiana Street, 10th Floor, Houston, Texas 77002. Each such person is a citizen of the United States of America.

Name	Position with DD LLC; Other Present Principal Occupation

Randa Duncan Williams	Chairman and Manager Chairman and Director of each of Enterprise Products Company, EPCO Holdings, Inc. and Enterprise Products Holdings LLC

Richard H. Bachmann

President, Chief Executive Officer and Manager

Vice Chairman and Director of Enterprise Products Holdings LLC; President, Chief Executive Officer and Director of each of Enterprise Products Company and EPCO Holdings, Inc.

W. Randall Fowler

Executive Vice President, Chief Financial Officer and Manager

Co-Chief Executive Officer, Chief Financial Officer and Director of Enterprise Products Holdings LLC; Executive Vice President, Chief Financial Officer and Director of each of EPCO Holdings, Inc. and Enterprise Products Company

Appendix A - 3